UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated November 5, 2004, regarding Acquisition High Speed Internet Access Provider in Singapore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 5, 2004	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

For Immediate Release

NTT DoCoMo to Acquire High Speed Internet Access Provider in Singapore

TOKYO, JAPAN, November 5, 2004 — NTT DoCoMo, Inc. announced today that the company has agreed to make a 100% acquisition of inter-touch (BVI) Limited, a Singapore-based holding company of Internet providers who supply high-speed broadband connections and applications for business travelers at hotels across Asia-Pacific, Europe etc. The total purchase price will be US$70 million.

The acquisition will enable DoCoMo to offer more options for Internet connection to its customers while they are traveling abroad, since inter-touch group companies offer wired/wireless LAN broadband services at 155 hotels (a total of about 50,000 rooms) in 28 countries worldwide.

inter-touch has capital in the amount of US$15.6 million. The company was established in 1998 and employs about 120 people.

For more information, please contact:

Masanori Goto or Takumi Suzuki

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 48 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode, which provides e-mail and Internet access to over 42 million subscribers as the world’s most popular mobile Internet service, and FOMA, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

FOMA, and i-mode are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

About inter-touch

inter-touch is a provider of fast, convenient and secure wired/wireless Broadband applications for business travelers whose solutions enable more than three million connections annually. The company is privately owned and headquartered in Singapore, with 13 offices throughout Asia Pacific, the Middle East, Africa and Europe. inter-touch has also partnered with many prestigious hotel brands and management companies around the world since 1998. For a complete listing of hotels or to learn more about the company, please visit www.inter-touch.com.